FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 4, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES DISSMISAL OF SEVERAL PURPORTED CLASS ACTIONS FILED AGAINST THE COMPANY

Netanya, Israel – August 4, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today the dismissal of several purported class actions filed against the Company in December 2010, by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages in connection with the network malfunction that occurred on December 1, 2010.
In December 2010 nine purported class actions were filed against the company in relation to such network malfunction. Three purported class actions (for the claimed amounts of  approximately NIS 200 million, 57 million and NIS 22 million) were dismissed following their respective plaintiff's request. In May 2011, the court approved a procedural agreement among the plaintiffs of the other six lawsuits, according to which all but one of these six purported class actions will be withdrawn at their respective plaintiffs' request, and that the purported class action for the claimed amount of approximately NIS 61 million will remain pending and, to the extent requested by the other plaintiffs until June 2011, be amended to include causes of actions and remedies alleged in any of the other five purported class actions. One purported class action (for the claimed amount of  approximately NIS 1.18 billion) was dismissed as part of a procedural agreement. Three purported class actions (for the claimed amounts of  approximately NIS 1.32 billion, NIS 1.3 billion and NIS 990 million) were dismissed after having failed to comply with the Courts' orders regarding the procedural agreement. The plaintiffs in the eighth lawsuit (for the claimed amount of NIS 25 million) also requested to withdraw, as part of the procedural agreement. To date, no amendment to the remaining purported class action (according to the procedural agreement) was requested.
For additional details see the Company's annual report on Form 20-F for the year ended December 31, 2010, under “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 4, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel